UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

FIRSTCOM CORPORATION
(Name of Issuer)
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Common Stock(See Item 2(d) of attached Schedule)
(Title of Class of Securities)
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33763t104
(CUSIP Number)
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September 30, 1999
(Date of Event Which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 4 pages

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Cusip 33763t104
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1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS AG (successor to Union Bank of Switzerland)
98-0186363
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2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   / /
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3
SEC USE ONLY
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4
Citizenship or Place of Organization - Switzerland
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Number of       5.  Sole Voting Power           1,027,365
Shares Bene-    6.  Shared Voting Power            19,750
ficially        7.  Sole Dispositive Power      1,027,365
Owned by Each   8.  Shared Dispositive Power    _________
Reporting
Person With:
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9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,047,115 Shares  *
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10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
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11
Percent of Class Represented by Amount in Row (9)
Approximately 4.4%
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12
Type of Reporting Person (See Instructions)
BK See Item 3 of attached schedule.
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* UBS AG disclaims beneficial ownership of such securities.

Page 2 of 4 pages

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Cusip 33763t104
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Item 1(a).  Name of Issuer:
FIRSTCOM CORPORATION

Item 1(b).  Address of Issuer's Principal Executive Offices:
2600 Douglas Road
Suite 501
Coral Gables, FL  33134
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Item 2(a) Name of Persons Filing:
UBS AG ("UBSAG").
Item 2(b) Address of Principal Business Office or, if none,
Residence:
UBSAG's principal business office is located at:
Bahnhofstrasse 45
8021, Zurich, Switzerland

Item 2(c) Citizenship:
Incorporated by reference to Item 4 of the cover pages.

Item 2(d) Title of Class of Securities:
Common Stock, including common stock equivalents of convertible securities, (the "Common Stock")

Item 2(e) CUSIP Number:
33763t104
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Item 3.  Type of Person Filing:
UBS AG is classified as a Bank pursuant to no action relief granted by the staff of the Securities and Exchange Commission.
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Item 4 (a)-(c)(iv).  Ownership:
Incorporated by reference to Items 5-11 of the cover pages.
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Item 5.  Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
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Page 3 of 4 pages

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Cusip 33763t104
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Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:
Not applicable
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Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:
Not applicable
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Item 8 Identification and Classification of Members of the
Group:
Not applicable
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Item 9 Notice of Dissolution of Group:
Not Applicable
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Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 11, 1999

UBS AG

By:  /s/ Louis R. Eber      By:/s/ Janet R. Zimmer
Louis R. Eber                  Janet R. Zimmer
Executive Director             Executive Director
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Page 4 of 4 pages

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